AGENT LIFT, INC

The Future of the Modern Real Estate Agent

Massive Market Opportunity - ADU, Studio, Office

The Addressable Market

2.5M+

Licensed Agents

Nationwide, all competing for the same dollars

28K+

ADU Permits in CA

In 2023 alone — up from 8,900 in 2018

20%

of CA New Housing

ADUs now represent 1 in 5 new homes built in California

Why Homeowners & Buyers Want ADUs



Aging Parents & Family

22% of Americans 65+ live multigenerationally — up from 17% in 1990



Adult Children

57% of adults 18–24 live at home; 16% of adults 25–34 do as well



Rental Income

Property value uplift: median CA ADU property rose from $550K to $1.06M (2013–2023)



Backyard Offices & Studios

Yoga, gaming, guests, entertainment — 21st century lifestyle needs

agentlift.co Santa Cruz, CA

Highlights

1. Patent Pending proprietary technology and ecosystem
2. Serving a Market of 2.5+ Million U.S. Real Estate Agents
3. Multiple Revenue Streams Per Certified Agent
4. Leadership Team Combines Real Estate, Technology & Training Expertise
5. Scalable National Expansion Strategy

Team



Robert Rositano CEO

Serial entrepreneur, 30+ years building companies in tech, media, real estate, and consumer products. Partnered with Apple, Google, and AT&T, helping create ~$160M in liquidity events. Team member on the first Internet IPO, Netcom Online Communications.

agentlift.co



Dean Rositano COO SPV Voting Proxy

California Realtor and executive with 26+ years in technology, real estate, and high-growth startups. Led global development teams, launched technology platforms serving millions of users, helped raise $37M+ in capital, and over $20M in real estate sales.

dean.santacruz-homes.com



Haley Madani SOCIAL MEDIA AND BRAND STRATEGY

California Realtor and marketing strategist specializing in digital branding and social media growth. Closed $12M+ in sales volume while building expertise in creator relations and digital campaigns through leadership roles in music and entertainment.

haley.santacruz-homes.com



Nick Madani VP OF TRAINING & CERTIFICATION

Learning and development executive with 10+ years leading global certification programs at Google and Facebook. Launched Facebook Blueprint, Google Skillshop, and YouTube Music Creator Program. Has trained and certified millions of users worldwide.



Ryan Madani VP BUSINESS DEVELOPMENT



California Realtor and business development leader in real estate, media, and brand partnerships. COO of Lucid Monday and Sparq, overseeing $1M+ in sponsorships and partnerships. Focuses on expanding strategic relationships and driving revenue growth.

ryan.santacruz-homes.com



Taylor Rositano RECRUITING & SALES

California Realtor with the Santa Cruz Homes/Stout Team and a Zillow Premier agent with over 10M in sales volume. Responsible for driving agent recruiting efforts and national property / ADU sales growth initiatives.

taylor.santacruz-homes.com



Niko Rositano RECRUITING & SALES

California Realtor and Property Management Specialist. Full time agent with the Santa Cruz Homes/Stout Team and "Sol Property Managment". Responsible for ADU opportunities and agent acquisition pipelines.

niko.teamstout.com

Pitch Deck


AGENT LIFT™
Income & ADU Certification
PATENT PENDING · TRADEMARK PROTECTED
For the Modern Real Estate Agent
We bring certified agents exclusive, curated partnerships across ADUs, pre-fab homes, land development, and AI home products — and turn every one into paid income.
Agent Lift is a patent-pending SaaS and certification platform that gives licensed agents new, compliant income streams through strategic product partnerships and a scalable national network. For contractors and suppliers, we deliver the other half of that equation: a trusted, ready-vetted channel of real estate agents — removing the guesswork of finding reliable ADU builders and home vendors.
REGULATION CF · RAISING UP TO $5,000,000 ON WEFUNDER
Confidential · Copyright Agent Lift, Inc 2026
SOLD

Memo

AGENT LIFT™
Income & ADU Certification

Founders Memo – Mission

Provisional Patent Filed (#64/087,395) | ADU Certified™ | Agent Lift Certified™

Dear Agents and Investors,

Licensed real estate agents are among the most trusted property experts in America, yet most depend on one source of income: the commission paid when a property closes. Agent Lift exists to change that.

What we're building. We give licensed agents certifications, vetted product and service partnerships, and compliant technology that turn their client relationships into new income streams.

We start with ADUs, where California alone issues over twenty-eight thousand (28K+) permits per year; ADUs already account for approximately 20% of new housing, making them a category of their own.

Why us. Seasoned entrepreneurial team, alongside our real estate launch team, which has closed over $1B in real estate sales since 2018 across six California markets; We know how agents sell and what homeowners buy.

What's protected. Our provisional patent covers the certification, compliance (national and state by state), tracking framework, technology, payment platforms, agent vetting, tracking, and much more on the detail of our proprietary ecosystem we're building.

Where we are. Pre-registering agents for certifications, partnership agreements negotiated and ongoing (vetted product/service offerings), team lead promoting to networks in various California zip codes and others, testing systems, technology, and certifications.

This funding round. We're raising $124,000 to lock down our certification beta, continue recruiting licensed agents, complete initial partnerships, and curating teams existing buyer/seller lists for first offer targeting.

A follow-on round is planned and will be priced once our seed round is committed.

Thank you for the opportunity to share our mission, our vision, and the investment opportunity. We invite you to join us as we build the future of the modern real estate agent and brokerage.

Happy to arrange a Q&A call for any that wish to discuss in more detail or just have questions!





AGENT LIFT

Thank you,

Robert A Rositano Jr
President & Chief Executive Officer

Dean Rositano
Chief Operation Officer

HOME PRODUCTS · AI TECHNOLOGY · SMART HOME SYSTEMS

Massive Market Opportunity — Agents

The modern homeowner is rapidly adopting smart home technology, AI-powered devices, and automated systems — and Agent Lift's certified agents are positioned to capture commissions at every touchpoint.

The Home Products Market

$174B+
Smart Home Market
Global smart home market projected by 2025 (Statista)

$11B+
Home Robotics
Global home robot market size by 2026, growing at 15% CAGR

$93B+
Home Security
Global alarm & security systems market projected by 2027

69%
AI Adoption Rate
U.S. homeowners open to AI-powered home management tools

Why Agents Are the Perfect Distribution Channel



AI & Smart Home Devices
Voice assistants, smart thermostats, and AI home hubs are now standard in new listings and buyer wishlists



Security & Alarm Systems
Agents already trusted by homeowners are the ideal channel to recommend and earn on security installs



Home Robotics & Automation
From robotic vacuums to lawn care, automated home products are a fast-growing upsell opportunity at close

Agent Lift's certified agent network creates a trusted and powerful last-mile distribution channel for home product brands — turning every transaction into a product revenue opportunity.

PREFAB HOMES · NEW CONSTRUCTION · ADU DEVELOPMENT

Massive Market Opportunity — Land Development

The U.S. housing shortage has created a generational opportunity in land development and prefab construction — and Agent Lift is already positioned at the center of it.

The Land & Prefab Market

3.7M+
Unit Housing Shortage
Freddie Mac estimated U.S. deficit through 2024

Why Prefab & Land Development Now



Speed to Market
Factory-built homes reduce construction timelines and cost overruns dramatically

$50B+

Prefab Home Market

Global modular/prefab construction market size in 2024

40%

Faster Build Time

Prefab homes built up to 40% faster than traditional construction

28K+

CA ADU Permits

Issued in 2023 alone — up 3x from 2018



Affordability Demand

Buyers priced out of traditional homes are turning to prefab as a viable path to ownership



Underutilized Land

Millions of infill lots and fire-damaged parcels ready for ground-up development



Concept Planned Unit Development

Coyote Creek concept project for a 95 unit development using our pre-fab housing partners.

Agent Lift's vetted builder network, pre-permitted design catalog, and licensed agent pipeline make it uniquely positioned to capture this market — from sourcing lots to closing sales.

Why Now?

THE PERFECT STORM OF OPPORTUNITY

Five converging forces have created an **unprecedented window** for Agent Lift to capture the market — and the timing has never been better.

1. **NAR Settlement Changes** — Buyer agent commission structures disrupted — agents need new income models now
2. **Zillow & Platform Growth** — Lead costs rising as portals capture more of the transaction — agents squeezed
3. **Interest Rate & Commission Pressure** — Transaction volume down; agents need compliant income alternatives immediately
4. **AI Disruption** — Traditional agent roles threatened — those who adapt with new tools will win
5. **ADU Boom** — In the U.S., 17% of home buyers purchased a multigenerational home in 2024, the highest share in NAR's data series. Their top reasons were cost savings (36%), caring for aging parents (25%), adult children moving back home (21%), and adult children who never left home (20%).

⚠ Agents who do not adapt to these changes will continue to lose income. Agent Lift provides the **compliant, certified, and scalable** path forward — and the window to capture first-mover advantage is open right now.

National Demand Is Real & Growing


17%

Multigenerational Buyers

Share of U.S. home buyers purchasing multigenerational homes in 2024 — highest in NAR history


36%

Cost Savings Driver

Top reason buyers chose multigenerational homes — followed by aging parents (25%) and adult kids (21%)


22%

Seniors Multigenerational

Americans 65+ living in multigenerational households as of 2023 (Pew Research)


3.7M

Unit Housing Shortage

Freddie Mac estimated U.S. housing shortage through Q3 2024 — ADUs are a scalable solution

California is the strongest ADU market in the nation. Pro-ADU legislation, severe housing shortage, and high property values create a perfect storm of demand. The "ADU Certified" agent is positioned at the center of this opportunity.

WHAT WE DO

The Agent Lift Solution



ADU Certified™

The **registered trademark** for ADU sales by licensed real estate agents. Upon certification, agents receive:

Agent Lift Certified™

The **registered trademark** for all additional product and service certifications. Each certification connects agents to income-generating products and services.

Vetted ADU Products Pre-approved, permitted designs from 120 to 1,200 sqft — ships to all 50 states	**Contractor Network** Pre-approved licensed contractors for full DIY or turnkey installation	**Permitting Software** Instantly determines available ADU size options for each homeowner's property	**Direct Payments** Referral fees and affiliate payments paid directly by Agent Lift, Inc.
Expanding Catalog Future certifications unlock additional product and service verticals	**Platform Tracking** Technology tracks participation, compliance, and payment processing per agent		

Business Model

How the Business Model Scales

NETWORK EFFECTS · RECURRING REVENUE

Every new certified agent creates **multiple simultaneous revenue opportunities** for Agent Lift, Inc. — and thousands of agents create an unstoppable network effect.

Certification Revenue
One-time fee per certification completed

Recurring Membership Revenue
Monthly recurring SaaS-style subscription

ADU & Product Revenue
Agents earn ADU and product referral income per transaction (patent pending)

Team Lead Override Revenue
Team Leaders earn on every transaction by their team

Recruiting Revenue
Downline agent recruitment participation by offering discounts, higher income possibilities and other benefits if joining under our team

Brokerage Revenue
eXp Realty team structure revenue sharing on all agents transactions.

1 Agent = Multiple Additional Revenue Streams

Competitive Advantage

Provisional Patent Pending & Strategy

DEFENSIBLE IP · USPTO RECOGNIZED

Agent Lift™ has filed initial documents covering all systems, processes, designs, technology, and compliance engines — now **recognized as Patent Pending** by the United States Patent and Trademark Office (USPTO). The company's Management and Legal Teams are pursuing full Non-Provisional status.


Certification Systems
Agent Monetization Processes
Revenue Based Sales Frameworks
AI-Driven Distribution Systems
Referral Monetization Structures
Certification Monetization Structures
Revenue Expansion Methods
NAR Certifications Licensing Inclusion*
Patent Pending IP

*Agent Lift seeks to lobby the NAR for ADU sales to be included in Real Estate Transactions under a Real Estate license.

ⓘ Our goal is to create **defensible intellectual property** that increases enterprise value and competitive advantage for Agent Lift, licensed real estate agents, brokerages, and investors.

Future Growth & Expansion

Membership Revenue (MRR) gives access to expanded catalog of vendors and products.

Monthly recurring subscriptions unlock the full Agent Lift platform:

Brokerage Expansion via eXp Realty

Agents join Agent Lift's organization through eXp Realty or Agent Lift Team Structures, unlocking:

ADU Open House Marketing Display	Marketing Center — Print & Mail Materials
AI Home Products Tools	Lead Generation
Home Robots and high tech items	Community Land Ops

- Higher Income Earning Opportunities
- Tech Stack & Peer-to-Peer Training
- Leads & Marketing Support
- Recruiting Support

ⓘ Agent Lift, Inc. participates in **revenue-sharing and organization growth** — creating a scalable customer acquisition strategy with built-in retention.

Go-To-Market-Strategy Agent Acquisition Channels

HOW WE REACH AGENTS NATIONWIDE

5 Core Channels

Team Leaders & Independent Agents
Direct outreach to high-producing agents nationwide

NAR, CAR, CDR Referral Programs
Leveraging national and state association relationships

Brokerage Partnerships
Strategic partnerships with brokerages for bulk certification

AI Tools and Digital Marketing
Scalable agent acquisition through AI-powered marketing and social media.

Webinars & Live Events
High-conversion educational events driving training and certification enrollment

Agent Acquisition Funnel


Channel
Webinars & Events
Social Media
Direct Outreach
Brokerage Partners
Association Referrals
0
2k
4k
6k
Estimated Reach

This chart illustrates the estimated agent reach through our diverse acquisition channels, with webinars and social media demonstrating the broadest impact.

Forward-looking statements are not guaranteed.

Team Metrics and Historical Performance

Go-To-Market Team

HISTORICAL PERFORMANCE
Stout Team real estate sales statistics, 2018–2025

$1B TOTAL SALES
Since 2018 across 6 major CA markets

$400M PROJECTED 2026
Sales volume across active markets

1,000+ HOMES SOLD
Proven track record across CA, FL, TX

One of California's fastest-growing real estate teams, with a proven track record across both Southern and Northern California. Our reach connects properties with qualified buyers from every corner of the state and beyond.

MARKETS

Santa Cruz / Monterey / Central Coast	Palm Springs & Coachella Valley
Los Angeles	Sacramento
San Diego	San Francisco & Bay Area

2026 expansion now includes: Florida and Texas


STOUT TEAM

INITIAL LAUNCH Q4 2026 presentations


Zillow
Unlock
eXpcon
SALT LAKE CITY
Q3 eXp Mastermind

Zillow Unlock · eXp Realty Agent Conference · Q3 eXp Top 250

ALSO SPEAKING TO TOP AGENTS & TEAM LEADERS
Leaders of Leaders & Create'27

Legal & Intellectual Property

PROTECTED · DEFENSIBLE · ENTERPRISE VALUE

Legal Counsel

Duane Morris LLP
General & IP-Patent Counsel

Phillip Woo
Trademark Counsel

Corporate Counsel
Corporate formation and compliance

Current IP Status

Provisional Patent Pending
USPTO recognized — pursuing full Non-Provisional status

Trademark Strategy
ADU Certified™ and Agent Lift Certified™ registered trademarks

Corporate Formation
Complete — legal retainer agreements in place

Certification Development
Underway — pending completion of capital raise (WeFunder Aug 2026)

ⓘ Legal retainer agreements are in place for signing upon completion of the WeFunder capital raise campaign. Agent Lift's IP portfolio is designed to create a **significant barrier to entry** and long-term enterprise value.

Investment Opportunity

THE INTERSECTION OF FIVE MEGATRENDS

Agent Lift™ is positioned at the convergence of the most powerful forces reshaping the real estate industry — and is building the platform that will define the modern licensed real estate agent.

🏠 Real Estate
1.5M+ agents, millions of homeowners, billions in annual spending

🤖 Artificial Intelligence
AI-driven training, content creation, lead generation, and recommendation systems

🎓 Certification & Education
Patent-pending certification platform with compliance automation built in

📈 Agent Recruiting
Scalable national recruiting engine with brokerage revenue sharing

💰 Revenue Expansion
Six recurring revenue streams per agent — compounding at scale

Join us as we modernize the future of the licensed real estate agent.

Forward-looking statements are not guaranteed.

DIRECT CAPITAL DEPLOYMENT · BEYOND CERTIFICATION REVENUE

New Revenue Stream: Strategic Real Estate Investment

Agent Lift deploys a portion of raised capital directly into real estate, using the same vetted ADU & Prefab Home Partner Network, pre-permitted design catalog, and licensed agent pipeline already built into the platform.

Land & New-Construction JV

Agent Lift invests capital alongside vetted builders in our vendor network to acquire lots and construct new homes and ADUs for resale. Agent Lift earns a negotiated share of net project profit (illustrative: e.g., 15–30% of net profit, finalized per deal) rather than a flat fee.

Pre-Sale ADU Investment

Agent Lift purchases and installs a pre-permitted ADU on a client's property ahead of listing, increasing the home's marketability and sale price. Agent Lift recovers its investment plus a profit share from the incremental proceeds at close.

DIRECT CAPITAL DEPLOYMENT · BEYOND CERTIFICATION REVENUE

Proof: Vendor and Infrastructure Showcase

CONCEPT RENDERING



Project Concept - Altadena, CA. Fire Burned Lot, ground up pre-fab build, est. 9 months.

Sourced Deal Flow
Via Santa Cruz Homes / Stout Team ($1B+ total sales, 1,000+ homes sold)

Pre-Permitted Designs
120–2,700 sqft, ready to build

Vetted Contractors
Pre-approved and already in place

This is not a new business to build — it's existing infrastructure pointed at direct capital deployment for outsized returns.


AGENT LIFT
Income & ADU Certification

MESSAGING | LANDING PAGES

Agent Lift has 4 separate messaging targets and landing pages for each group.

EXHIBIT A · SLIDE 1 OF 4

What the Agent Sees

AUDIENCE MESSAGING · LIVE AT AGENTLIFT.CO/AGENT

"Your Clients Are Asking About ADUs. Are You Getting Paid?"

You're the first person your clients call. But ADUs aren't paying you — yet. Millions of homeowners are sitting on untapped ADU potential and don't even know it, and most agents were never trained to spot the opportunity, present it, or get paid on it.

What agents are offered:

- Full ADU Income Certification — zero training to certified in 4 steps
- Access to a vetted partner network of builders, lenders, and designers
- Certified Partner Compensation on every ADU sale they refer
- The Agent Lift ADU Certified™ badge — a credential clients recognize
- A premium, branded Welcome Kit on enrollment

Proof point: "One ADU sale pays for your certification. Many times over."

Call to action: *Claim My 50% Discount* — pre-registration locks in founding-agent pricing ahead of the Q4 2026 platform launch.

EXHIBIT A · SLIDE 2 OF 4

What the Team Leader Sees

AUDIENCE MESSAGING · LIVE AT AGENTLIFT.CO/TEAM-LEADER

"Your Team Sells ADUs. You Earn on Every Single One."

A new income layer for people who already lead teams: build it once, earn on every close, indefinitely — with no cap on override income, locked in at enrollment.

What team leaders are offered:

- Uncapped override income on every certified agent's closed ADU deal
- Override structure locked in at enrollment — earlier leaders lock a better rate
- Dedicated team leader onboarding, support, and a live dashboard
- Co-branded marketing materials and priority access to new certifications

The math they're shown:

- Average ADU sale: $300,000
- Agent earns ~3% ($9,000 per deal)
- Team leader override: ~1% ($3,000 per deal) — with no cap

Call to action: *Build My Override Income / Enroll My Team Now*

EXHIBIT A · SLIDE 3 OF 4

What the Investor Sees

AUDIENCE MESSAGING · LIVE AT AGENTLIFT.CO/INVESTOR

"Invest in the Future of the Modern Real Estate Agent"

Agents have one income source. Agent Lift gives them many. Real estate agents are the most trusted advisors to American homeowners — and the most underutilized distribution network on the planet. Positioned as patent-pending IP, trademark protected, with first-mover advantage.

What investors are shown:

- 2.5M+ licensed U.S. real estate agents as the addressable network
- Revenue attribution routed to certified agents on every opportunity — multiple income streams per agent
- An AI-resistant business model built on human relationships and regulatory licensing
- Built by agents and operators, not just founders
- $25M+ projected revenue at 30,000+ certified agents

Call to action: *Invest on Wefunder / Get the Full Pitch*

Forward-looking statements are not guaranteed.

EXHIBIT A · SLIDE 4 OF 4

PROPOSED MESSAGING · NO LIVE PAGE YET

What the Homeowner Sees

PROPOSED MESSAGING · NO LIVE PAGE YET — DRAFTED FROM DECK DATA (pp. 4–6, 8)

"One Backyard Structure. Four Ways It Changes Your Life."

Aging parents. Adult kids. Rental income. A home office you'll actually use. A pre-permitted ADU, built by vetted local partners, recommended by the agent the homeowner already trusts.

Why homeowners want this now:

- Keep family close — 22% of Americans 65+ now live multigenerationally; 57% of adults 18–24 (and 16% of 25–34s) live at home
- Add income and equity — median California ADU property value rose from $550K to $1.06M (2013–2023)
- Move faster — pre-permitted designs from 120–2,700 sq ft, built up to 40% faster than traditional construction
- One trusted contact, not a cold call — their Agent Lift Certified agent connects them directly to vetted builders, financing, and permitting

Proof point: California ADU permits jumped from 8,900 (2018) to 28,000+ (2023) — ADUs are now 1 in 5 new homes built in the state.

Call to action: *Ask your Agent Lift Certified agent what your property qualifies for*

FINANCIAL MODEL

Three-Year Projection

Income & ADU Certification · Pro forma P&L, Years 1-3

AGENT LIFT

YR 3 REVENUE	YR 3 NET PROFIT	REVENUE CAGR	YR 3 MARGIN
$18.07M	$11.77M	223%	65%

REVENUE	Year 1	Year 2	Year 3
Paid Lead Certification Income	1,216,636	6,471,622	12,214,569
Direct Certification Revenue	442,506	1,401,192	1,875,946
Annual Certification Renewal	132,752	420,358	562,784
Net Certification Revenue	**1,526,390**	**7,452,456**	**13,527,731**
Company ADU Sales, Net	210,000	1,218,000	4,543,000
TOTAL REVENUE	**1,736,390**	**8,670,456**	**18,070,731**
EXPENSES	**Year 1**	**Year 2**	**Year 3**
Salaries	705,000	1,360,000	2,225,000
Ad Budget	740,000	2,425,000	3,900,000
Legal, Accounting & Office	159,000	138,000	126,500
Development, Software & Welcome Kit	51,000	54,000	49,500
TOTAL EXPENSES	**1,655,000**	**3,977,000**	**6,301,000**

REVENUE VS. EXPENSES



$1.74M
$8.67M
$18.07M
YEAR 1
YEAR 2
YEAR 3
Revenue
Expenses

PROFIT / LOSS		
YEAR 1	YEAR 2	YEAR 3
81,390	4,693,456	11,769,731

Agent Lift™ · Confidential

Forward-Looking Statements and Financial Projections. The financial projections shown are hypothetical, are provided for illustrative purposes only, and are not a guarantee or prediction of future results. Agent Lift, Inc. is a pre-revenue company with a limited operating history. The projections are based on management's current estimates and assumptions about future events, including customer adoption, pricing, market conditions, regulatory developments, and the company's ability to raise capital and execute its business plan. These assumptions may prove incorrect, and actual results may differ materially and adversely. The projections have not been audited, reviewed, or compiled by an independent accountant, and no assurance is given that they will be achieved. The company undertakes no obligation to update them except as required by law. Investing in early-stage companies is speculative and involves a high degree of risk, including the risk of losing your entire investment. Securities are illiquid and may not be freely resold. Please read the Form C and the risk factors in the offering materials before investing. Neither the SEC nor any state securities regulator has approved or disapproved of these securities or passed on the accuracy or adequacy of this offering.*Forward-looking projections are not guaranteed.*

Exit Opportunities

MULTIPLE PATHS TO INVESTOR RETURNS

Agent Lift's patent-pending platform, recurring revenue model, and national agent network create **multiple compelling exit pathways** for investors — across strategic, financial, and operational scenarios.

🎓 Training Company Acquisition

Strategic acquisition by a national real estate training or EdTech platform seeking certified agent distribution

🏢 Brokerage Acquisition

Large brokerage acquires Agent Lift to own the certification and income expansion layer for their agent base

💻 SaaS Acquisition

PropTech or SaaS platform acquires Agent Lift for its patent-pending compliance and certification engine

📊 Private Equity Roll-Up

PE firm rolls Agent Lift into a broader real estate services or agent services portfolio

📈 IPO

Public offering as Agent Lift scales to 10,000+ certified agents and $25M+ ARR

💰 Cash Flow / Distributions

Dividends or distributions to shareholders as the platform reaches profitability and stable recurring revenue

> **Agent Lift, Inc.**TM **— Patent Pending · Now Raising on WeFunder**
> Join us as we build the national certification and opportunity platform for the modern licensed real estate agent.

Forward looking statements are not guaranteed.